SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MONOGRAM BIOSCIENCES, INC.

(Name of Subject Company)

MONOGRAM BIOSCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

William D. Young

Chief Executive Officer

Monogram Biosciences, Inc.

345 Oyster Point Blvd.

South San Francisco, California 94080

(650) 635-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Steven M. Przesmicki, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2009 (as amended from time to time, the “Schedule 14D-9”) by Monogram Biosciences, Inc., a Delaware corporation (“Monogram” or the “Company”). The Schedule 14D-9 relates to the tender offer by Mastiff Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), disclosed in a Tender Offer Statement on Schedule TO, dated July 1, 2009 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock not owned by LabCorp, Purchaser or the Company at a purchase price of $4.55 per share, net to the seller in cash, without interest and subject to any tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the SEC on July 1, 2009. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 8.	Additional Information.

All of the paragraphs under the heading “Legal Proceeding” included in Item 8 (“Additional Information”) of the Schedule 14D-9 are hereby replaced in their entirety with the following paragraphs:

“On June 26, 2009, a putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, Purchaser and individual members of Monogram’s board of directors in the Superior Court of the State of California, San Francisco County (Case No. CGC-09-489866). On July 2, 2009, a second putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, and individual members of Monogram’s board of directors in the Superior Court of the State of California, San Francisco County (Case No. CGC-09-490059). The plaintiffs in these two actions subsequently dismissed the actions without prejudice in San Francisco County and, on July 8, 2009, joined as plaintiffs in a lawsuit in the Superior Court of the State of California, San Mateo County (Civil No. 09-485636). The action, styled Andrei Pevgonen, Rebecca Jordan and Charulata Patel v. William Young, et al., alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties of loyalty, good faith, independence and candor, and allegedly failed to maximize value for Monogram’s stockholders by conducting an unfair sales process and entering into the merger agreement, (ii) LabCorp and Monogram aided and abetted the other defendants in the breaches of their fiduciary duties, and (iii) certain disclosures contained in the materials disseminated to Monogram’s stockholders in connection with the acquisition of Monogram by Purchaser and LabCorp are inadequate. The plaintiffs seek to enjoin the acquisition of Monogram by Purchaser and LabCorp and seek other monetary damages in an unspecified amount and have filed motions seeking expedited discovery and proceedings.

On June 30, 2009, a putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, Purchaser and individual members of Monogram’s board of directors in the Court of Chancery of the State of Delaware (Civil Action No. 4703-CC). On July 7, 2009, a second putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, Purchaser and individual members of Monogram’s board of directors in the Court of Chancery of the State of Delaware (Civil Action No. 4717-U.A.). On July 9, 2009, the two actions were consolidated under Civil Action No. 4703-CC. The action, captioned In re Monogram Biosciences, Inc. Shareholder Litigation, alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties to (a) fully inform themselves of Monogram’s market value before taking action, (b) act in the interests of the equity owners, (c) maximize shareholder value, (d) obtain the best financial and other terms when Monogram’s existence will be materially altered by the transaction, (e) act in accordance with fundamental duties of loyalty, care and good faith and (f) act independently in the best interest of the corporation and its shareholders, and (ii) LabCorp and Monogram aided and abetted the other defendants in the breaches of their fiduciary duties. The action further alleges that certain disclosures contained in the materials disseminated to Monogram’s stockholders in connection with the acquisition of Monogram by Purchaser and LabCorp are inadequate. The plaintiffs seek to enjoin the acquisition of Monogram by Purchaser and LabCorp and seek other monetary damages in an unspecified amount. The plaintiffs have filed motions with the court seeking expedited discovery and a preliminary injunction barring consummation of the offer and the merger. On July 9, 2009, the Court denied without prejudice plaintiffs’ motion for expedited proceedings and gave plaintiffs until Monday, July 13, 2009 to submit additional argument for the Court’s consideration.

LabCorp and Monogram believe the allegations in each of the complaints described above are entirely without merit, and the defendants intend to vigorously defend each action. However, even a meritless lawsuit potentially may delay consummation of the transactions contemplated by the merger agreement, including the offer and the merger, and the costs to LabCorp and Monogram in defending the lawsuits may be significant.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONOGRAM BIOSCIENCES, INC.

By:	/s/ William D. Young
Name:	William D. Young
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: July 13, 2009

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